

ENERPLUS CORPORATION
The Dome Tower, Suite 3000	US Bank Tower, Suite 2200
333 – 7th Avenue SW	950 - 17th Street
Calgary, Alberta	Denver, Colorado
T2P 2Z1	80202-2805

NEWS RELEASE

April 12, 2022

Enerplus Posts Bakken Update Presentation for Webcast and Conference Call Today

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) posted a presentation to its website associated with its Bakken Update conference call and webcast, planned for today at 9:00 – 10:30 AM MT.

To participate in the live webcast, please go to www.enerplus.com and click on "*Analyst & Investor Update on the Bakken*" or use the following link: Analyst & Investor Update on the Bakken.

For those who wish to dial-in via conference call, the details are as follows:
Dial-in North America (toll free): 1-888-390-0546
Conference ID: 10646250

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304